# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SIONNA THERAPEUTICS, INC., CIK 0002036042
CUSIP: 829401108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 21 Hickory Drive, Suite 500, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 09/17/2026
Amends the filing with accession number 0001415889-25-004419
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,476,193; sole dispositive power 0; shared dispositive power 6,476,193; aggregate amount beneficially owned 6,476,193 (14.3% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,476,193; sole dispositive power 0; shared dispositive power 6,476,193; aggregate amount beneficially owned 6,476,193 (14.3% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,476,193; sole dispositive power 0; shared dispositive power 6,476,193; aggregate amount beneficially owned 6,476,193 (14.3% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,448,812; sole dispositive power 0; shared dispositive power 3,448,812; aggregate amount beneficially owned 3,448,812 (7.6% of the class)
- RA Capital Nexus Fund III, L.P. (CIK 0001883840): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,198,082; sole dispositive power 0; shared dispositive power 2,198,082; aggregate amount beneficially owned 2,198,082 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: SIONNA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 21 Hickory Drive, Suite 500, Waltham, Massachusetts (MA), 02451
Comment: This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 18, 2025 and amended on November 7, 2025 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, RA Capital Healthcare Fund, L.P. (the "Fund") and RA Capital Nexus Fund III, L.P. (the "Nexus Fund III"). RA Capital, Dr. Kolchinsky, Mr. Shah, the Fund and the Nexus Fund III are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Act is filed as Exhibit 99.1.

The Reporting Persons' ownership of the Issuer's securities includes (i) 3,448,812 shares of common stock held directly by the Fund; (ii) 650,307 shares of common stock held directly by RA Capital Nexus Fund, L.P. (the "Nexus Fund"); (iii) 2,198,082 shares of common stock held directly by the Nexus Fund III; (iv) 159,033 shares of common stock directly held by a separately managed account (the "Account"); and (v) a total of 19,959 vested stock options (right to buy) held by Dr. Joshua Resnick for the benefit of RA Capital.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund, RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund and RA Capital Nexus Fund III GP, LLC is the general partner of the Nexus Fund III. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for each of the Fund, the Nexus Fund, the Nexus Fund III and the Account and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund, the Nexus Fund, the Nexus Fund III or the Account. Each of the Fund, the Nexus Fund and the Nexus Fund III has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer's common Stock reported herein. Because each of the Fund, the Nexus Fund and the Nexus Fund III has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, each of the Fund, the Nexus Fund and the Nexus Fund III disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: Each of the Fund and the Nexus Fund III is a private investment vehicle. RA Capital provides investment management services to the Fund, the Nexus Fund, the Nexus Fund III and the Account. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentage of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 45,212,399 shares of common stock outstanding as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026, and giving effect to stock options, to the extent exercisable within 60 days hereof, as referenced herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

Weighted Low High
Reporting Transaction No. of Average Price Price
Transaction Person Date Shares Price ($) ($) ($)

Block Sale Fund 09/17/2026 3,415,011 6.32 n/a n/a
Open Market Sale Fund 09/17/2026 33,800 7.46 7.30 7.68

The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock subject to this 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Nexus Fund III ceased to be the beneficial owner of greater than 5.0% of the outstanding common stock on November 17, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D filed with the SEC on February 18, 2025).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (09/21/2026)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (09/21/2026)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (09/21/2026)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (09/21/2026)
- RA Capital Nexus Fund III, L.P.: /s/ Peter Kolchinsky, By RA Capital Nexus Fund III GP, LLC, its General Partner, By Peter Kolchinsky, Manager (09/21/2026)